Exhibit 99.3

EUROZINC MINING CORPORATION

(the “Corporation”)

2006 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Corporation to send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a form to allow Securityholders to request a copy of the Corporation’s annual financial statements and related MD&A, interim financial statements and related MD&A, or both.  If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON  M5J 2Y1

The undersigned Securityholder hereby elects to receive:

☐

Interim Financial Statements for the first quarter ended March 31, 2006, second quarter ended June 30, 2006 and third quarter ended September 30, 2006 and the related MD&A;

☐

Annual Financial Statements for the fiscal year ended December 31, 2006 and related MD&A; or

☐

BOTH – Interim financial statements and MD&A and the annual financial statements and related MD&A for the 2006 financial year.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:

_________________________________________________

Address:

_________________________________________________

________________________________________________________

Postal Code:

_________________________________________________

I confirm that I am a beneficial shareholder of the Corporation.

Signature of Securityholder:	Date: